EXEMPTION #12g3
82-01548


06017180

STRATEGIC
Technologies Inc.

THIRD QUARTER
June 30, 2006

SUPPL


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
160
SECTION



PROCESSED
OCT 04 2006
THOMSON
FINANCIAL







STRATEGIC Technologies Inc.
Consolidated Balance Sheets (Unaudited)
Expressed in Canadian Dollars

	June 30 2006 $	September 30 2005 $
ASSETS		
Current		
Cash	**456,873**	1,338,582
Accounts receivable	**903,711**	1,035,686
Income taxes recoverable	**-**	96,307
Inventory	**763,957**	695,656
Prepaids	**81,409**	88,231
	2,205,950	3,254,462
Property and equipment	**539,841**	667,929
Other assets	**255,350**	352,950
	3,001,141	4,275,341
LIABILITIES		
Current		
Bank indebtedness	**143,689**	-
Accounts payable and accrued liabilities	**599,109**	866,238
Customer deposits	**10,771**	5,162
Loans payable (Note 6)	**364,896**	413,896
Debentures payable (Note 7)	**1,582,000**	1,582,000
	2,700,465	2,867,296
SHAREHOLDERS' EQUIITY		
Share capital (Note 8)	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Cumulative translation adjustment	**(250,165)**	(218,005)
Deficit	**(14,350,580)**	(13,275,371)
	300,676	1,408,045
	3,001,141	4,275,341

See accompanying notes to consolidated financial statements
Continuing Operations (Note 1)

On behalf of the Board





D.H. Blakeway
Director

K.R. Tolmie
Director

STRATEGIC Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2006	2005	**2006**	2005
	$	$	**$**	$
Revenues	**879,642**	1,546,803	**3,072,961**	3,930,553
Cost of sales	**519,438**	888,322	**1,755,853**	2,320,399
Gross Profit	**360,204**	658,481	**1,317,108**	1,610,154
Sales and marketing	**230,301**	269,580	**715,706**	778,271
Depreciation and amortization	**61,589**	159,775	**206,079**	432,901
Stock based compensation	**-**	2,380	**-**	17,692
General and administration	**310,945**	417,993	**793,088**	1,672,324
Research and development	**115,850**	94,083	**289,804**	331,795
Financing charges	**117,281**	109,796	**341,978**	345,043
Foreign exchange loss (gain)	**15,880**	(42,528)	**39,555**	(19,176)
Loss (gain) on disposal of assets	**-**	-	**-**	64,424
	851,846	1,011,079	**2,386,210**	3,623,274
Loss (income) before income taxes	**(491,642)**	(352,598)	**(1,069,102)**	(2,013,120)
Income taxes	**-**	(7,434)	**6,018**	(22,635)
Net loss	**(491,642)**	(345,164)	**(1,075,120)**	(1,990,485)
Loss per share				
Basic	**($0.03)**	($0.02)	**($0.06)**	($0.11)
Weighted average number of shares				
Basic	**18,812,213**	18,812,213	**18,812,213**	18,812,213

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2006	2005	**2006**	2005
	$	$	**$**	$
Deficit, Beginning of period	**(13,858,849)**	(10,451,064)	**(13,275,371)**	(10,119,239)
Net loss	**(491,642)**	(78,560)	**(1,075,120)**	(410,385)
Deficit, End of period	**(14,350,491)**	(10,529,624)	**(14,350,491)**	(10,529,624)

See accompanying notes to consolidated financial statements

STRATEGIC Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2006	2005	**2006**	2005
	$	$	**$**	$
OPERATING ACTIVITIES				
Net loss	**(491,642)**	(345,164)	**(1,075,120)**	(1,990,485)
Items not involving cash:				
Depreciation and amortization	**61,589**	159,775	**206,079**	432,900
Future income taxes	**-**	(7,434)	**-**	(22,302)
Amortization of deferred financing costs	**48,579**	48,579	**145,737**	145,737
Stock-based compensation	**-**	2,380	**-**	28,738
Foreign exchange adjustment	**(120,249)**	27,872	**(22,530)**	46,455
Other	**-**	-	**(1,400)**	(3,759)
Non-cash working capital changes (Note 9)	**125,740**	433,983	**(94,715)**	540,150
	(375,983)	319,991	**(841,949)**	(822,566)
INVESTING ACTIVITIES				
Proceeds from disposal of subsidiary	**-**	-	**-**	1,121,634
Property and equipment acquisitions	**(23,919)**	(27,906)	**(111,434)**	(188,359)
Other assets additions	**(18,028)**	(7,202)	**(23,013)**	(17,895)
	(41,947)	(35,108)	**(134,447)**	915,380
FINANCING ACTIVITIES				
Repayment of loans payable	**(7,000)**	(13,500)	**(49,000)**	(584,332)
	(7,000)	(13,500)	**(49,000)**	(584,332)
Net (decrease) increase in cash	**(424,930)**	271,383	**(1,025,396)**	(491,518)
Cash, beginning of period	**738,114**	175,433	**1,338,582**	938,334
Cash, end of period	**313,184**	446,816	**313,184**	446,816
Cash is comprised of:				
Cash in banks	**456,873**	531,393	**456,873**	531,393
Bank indebtedness	**(143,689)**	(84,577)	**(143,689)**	(84,577)
	313,184	446,816	**313,184**	446,816
Supplementary Cash Flow Disclosure				
Interest Paid	**60,996**	50,303	**168,217**	183,318
Income taxes paid	**-**	-	**6,018**	113,320

See accompanying notes to consolidated financial statements

STRATEGIC Technologies Inc.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2006 and 2005
Expressed in Canadian Dollars

1. CONTINUING OPERATIONS

Strategic Technologies Inc. (the "Company") manufactures and distributes electronic curfew monitoring systems which monitor the curfew compliance of offenders who are in correctional systems in the United States., Australia and France. The Company also designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses in 2005 and 2004.

Continuation of operations is dependant upon the continued support of its creditors, the ability of the Company to secure adequate additional financing, and ultimately upon achieving future profitable operations.

If the Company is unable to continue as a going concern, it is likely that the assets will be realized at amounts significantly lower than the carrying value and the Company may not be able to fully satisfy all its obligations to secured and unsecured creditors.

2. SIGNIFICANT ACCOUNTING POLICIES

Strategic Technologies Inc. (the "Company") manufactures and distributes electronic curfew monitoring systems which monitors the curfew compliance of offenders who are in correctional systems in the U.S.A., Australia and France. The Company also designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2005 as set out in the Company's Annual Report.

3. STOCK BASED COMPENSATION

The Company accounts for all stock-based payments granted on or after October 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments are measured at the fair value of the equity instruments issued at the date of grant using the Black-Scholes option pricing model. The estimated weighted-average fair value of the options was determined using the following weighted-average assumptions:

Fair value of options	$0.40
Risk-free interest rate	3.50%
Expected hold period to exercise	4 years
Volatility in stock price	86.25%
Dividend yield	0.00%

4. SEGMENT INFORMATION

	THIRD QUARTER		NINE MONTHS	
	2006	2005	**2006**	2005
	$	$	**$**	$
Revenues – Corrections	**685,301**	756,638	**1,253,444**	2,147,765
Revenues – Law Enforcement	**496,640**	790,165	**1,819,517**	1,782,788
Net Income (Loss) – Corrections	**(249,521)**	(369,891)	**(995,083)**	(1,839,458)
Net Income (Loss) – Law Enforcement	**(91,502)**	24,727	**(80,037)**	(151,027)
Capital Expenditures – Corrections	**24,493**	29,563	**188,801**	179,504
Capital Expenditures – Law Enforcement	**17,453**	5,545	**17,453**	26,750

5. LOANS & NOTES PAYABLE

	2006	2005
	$	$
Western Economic Diversification Fund Loan, bearing interest at Bank of Canada prime lending rate plus 3%, due May, 2006	**5,506**	85,507
Long term portion	**-**	14,000
	5,506	71,507
Loan Payable, bearing bonus interest at 8% per annum	**179,695**	290,624
4% Notes Payable, bearing bonus interest at 8% per annum	**179,695**	290,623
	371,896	652,754

The payable and 4% Notes payable were due March 3, 2005. The Company has negotiated an extension of the due date to an undetermined future date by agreeing to the payment of interest at 8% per annum from the original due date until payment date.

6. DEBENTURES PAYABLE

	2006	2005
	$	$
Debentures payable, bearing interest at 12% per annum, payable monthly, due September 3, 2006	**1,582,000**	1,582,000

The debentures are secured by a General Security Agreement over all the assets of the company. In addition the Company provided a pledge of the shares of its subsidiaries, Tactical Technologies Inc. and On Guard Plus Limited, The Company may redeem the debentures at any time, without penalty. As part of the financing, the Company issued 1,740,200 warrants exercisable into common shares at $0.60 each. The warrants have a two year term from date of issue and expire on September 3, 2006. The fair value of the warrants measured at $199,183 has been treated as deferred financing fees and is being amortized over the life of the debt.

7. CHANGE IN NON-CASH WORKING CAPITAL

	THIRD QUARTER		NINE MONTHS	
	2006	2005	**2006**	2005
Accounts Receivable	**67,622**	269,880	**228,282**	500,226
Inventory	**45,751**	(74,755)	**(68,301)**	(96,576)
Prepaids	**(28,640)**	(16,619)	**6,822**	51,203
Accounts payable	**133,019**	250,473	**(267,129)**	(87,353)
Customer deposits	**(92,012)**	5,004	**5,611**	(2,056)
Change in non-cash working capital	**125,740**	433,983	**94,715**	540,150

8. CAPITAL STOCK

a) Authorized: unlimited common shares without par value.

b) Issued common shares are as follows:

	Number of Shares	$ Amount
Issued, September 30, 2005 and June 30, 2006	18,823,283	14,530,555
Less: Treasury stock	(11,070)	(30,443)
Balance, September 30, 2005 and June 30, 2006	18,812,213	14,500,112

c) Issued warrants are as follows:

	Exercise Price	Expiry	Number of Warrants
Issued, September 30, 2003	$0.26	March 31, 2005	700,000
Issued on share subscription	$0.44	October 27, 2005	500,000
Issued on private placement	$0.50	March 3, 2006	1,093,750
Issued on financing	$0.60	May 7, 2006	1,153,722
Issued on debenture financing	$0.60	September 3, 2006	1,522,000
Issued on debenture financing	$0.60	September 30, 2006	60,000
Issued to broker for debenture financing	$0.60	September 3, 2006	152,200
Issued to broker for debenture financing	$0.60	September 30, 2006	6,000
Issued, September 30, 2004			5,187,672
Expired	$0.26	March 31, 2005	(700,000)
Expired	$0.44	October 27, 2005	(500,000)
Expired	$0.50	March 3, 2006	(1,093,750)
Expired	$0.60	May 7, 2006	(1,153,722)
Issued, June 30, 2006			1,740,200

d) Units Issued:

	Exercise Price	Expiry	Number of Warrants
Issued, September 30, 2003			-
Issued to Agent on private placement	$0.40/$0.50	March 3, 2006	393,615
Issued to Agent on financings	$0.45/$0.60	May 7, 2006	404,001
Issued, September 30, 2004 and June 30, 2005			797,616
Expired	$0.40/$0.50	March 3, 2006	(393,615)
Expired	$0.45/$0.60	May 7, 2006	(404,001)
Issued, June 30, 2006			-

e) Options:

	Exercise Price	Expiry	Number of Options
Issued, September 30, 2003			-
Issued to employees	$0.40	October 22, 2008	544,000
Issued to consultants	$0.40	October 22, 2008	400,000
Issued to employees	$0.40	March 3, 2009	100,000
Issued, September 30, 2004			1,044,000
Cancelled – employees	$0.40	October 22, 2008	(28,000)
Cancelled – employees	$0.40	March 3, 2009	(50,001)
Issued, June 30, 2006			966,000

9. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

Management Discussion & Analysis
As at August 23, 2006

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in the 2005 Annual Report.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management in the 2005 Annual Report. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional information relating to the Company is filed on Sedar at www.sedar.com

The attached financial statements have not been reviewed by the Company's auditors.

General Overview
Over the last 13 years Strategic has established itself as a reputable international wireless RFID (radio frequency identification device) manufacturer competing in the offender curfew monitoring business from its corporate head office, design and manufacturing facility located in Surrey, British Columbia. Its wholly owned subsidiary, Tactical Technologies Inc., has manufacturing facilities in Folsom, Pennsylvania. In March, 2004 Strategic completed the planned acquisition of On Guard Plus Limited, a leading UK-based service and technology provider to corrections agencies, whose products, services and international customers were considered an ideal fit. The On Guard acquisition is described in the 2005 Annual Report. In December, 2004 and August, 2005, On Guard completed the sale of a patent and intellectual property which is described in Note 4 to the consolidated financial statements in the 2005 Annual report. In August, 2002, the Company sold its electronic curfew monitoring assets and certain liabilities located in the United States to Sentinel Offender Services, LLC. Sentinel entered into an exclusive Supply Agreement for electronic curfew monitoring equipment with the Company for an initial four year term. Because of uncorrected "Buyer Defaults", the Company exercised its right to terminate the Supply Agreement on April 6, 2006. The parties are negotiating a settlement agreement.

Strategic has developed innovative and widely recognized proprietary *Wireless Local Loop Solutions* for tracking assets and persons-of-interest to law enforcement officials. RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information related to goods, vehicles and people. These advanced computer based technologies are marketed internationally.

Results of Operations
The consolidated financial statements for the third quarter and nine months ended June 30, 2006 include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries, Tactical Technologies Inc. and On Guard Plus Limited. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the third quarter ended June 30, 2006 were $879,642 ($3,072,961 for the nine months) compared to $1,546,803 ($3,930,553 for the nine months) for the same period last year. The Corrections division experienced decreased revenues as sales decreased to $268,298 for the third quarter ($1,005,204 for the nine months) compared to sales of $596,157 for the prior year third quarter ($1,679,380 for the nine months). Revenues of the Law Enforcement division decreased to $496,540 from $790,165 in the same period in the prior year. For the nine months ended June 30, 2006, revenues were slightly changed at $1,819,517 for the nine months compared to $1,782,787 in the prior year.

Total gross profit for the third quarter was 41% of revenues and $360,204 (43% and $1,317,108 for the nine months) compared to 43% and $658,481 (41% and $1,610,154 for the nine months) in the prior year. The changes in gross profit percentages are attributable to decreased revenues to which overheads are applied and product mix of sales.

Expenses decreased 19% and $159,266 to $851,846 for the quarter (52% and $1,237,064 to $2,386,210 for the nine months) from $1,011,079 in 2005 ($3,623,274 for the nine months). General and administration decreased $107,048 for the quarter ($879,236 for the nine months) over the prior year periods. For the third quarter, the reduction is attributable to reductions in operating expenses as staff and premises reductions were achieved in both On Guard and Surrey locations compared to the prior year. In addition to these reductions, the nine months expenses were reduced by 33% which is attributable to the settlement of a legal dispute in the first quarter. The Company experienced reduced professional fees compared to the prior year because of the settlement achieved. Research and development expense increased $21,767 to $115,850 for the third quarter (decreased $41,991 to $289,804 for the nine months) compared to $94,083 ($331,795 for the nine months) in the prior year. This reduction was the result of the elimination of research and development expenses in On Guard. On Guard incurred a loss of $64,424 on the settlement of advances to a subsidiary which was sold in the prior period first quarter. Depreciation and amortization for the third quarter decreased $98,186 to $61,589 ($226,822 to $206,079 for the nine months) compared to $159,775 ($432,901 for the nine months) in the prior year. The reductions are the result of reduced depreciation attributable to engineering costs which have been substantially amortized. The Company continues to monitor expenses closely and looks for further efficiencies that may be implemented to control or reduce expenses.

The net loss for the third quarter was $491,642 and $0.03 per share ($1,075,120 and $0.06 per share for the nine months) from the loss of $345,164 and $0.02 per share ($1,990,485 and $0.11 per share for the nine months) for the comparative periods. The increase in the loss is the result of decreased revenues net of decreased expenses as described above.

Tactical Technologies Inc., Strategic's Law Enforcement division, had sales of $496,540 in the third quarter ($1,819,517 for the nine months) compared to $790,165 ($1,782,787 for the nine months) in the prior year. Tactical had a net loss of $91,502 for the third quarter ($80,037 for the nine months) compared to income of $24,691 in the 2005 third quarter (a loss of $151,027 for the nine months). Tactical ended the third quarter with an order backlog for equipment of approximately $1,380,000 which compared favorably to the backlog 12 months previous.

Quarterly Results	3rd Qtr 2006	2nd Qtr 2006	1nd Qtr 2006	4th Qtr 2005
	$	$	$	$
Revenues	879,642	1,181,941	1,011,377	1,537,554
Loss before other income items	(491,642)	(341,023)	(242,454)	(808,050)
Net loss	(491,642)	(341,023)	(242,454)	76,349
Net loss per common share – Basic and diluted	($0.03)	(0.02)	(0.01)	0.01

Quarterly Results	3th Qtr 2005	2nd Qtr 2005	1st Qtr 2005	4th Qtr 2004
	$	$	$	$
Revenues	1,546,803	1,180,756	1,202,994	1,765,426
Loss before other income items	(352,598)	(701,510)	(886,821)	(715,908)
Net loss	(345,164)	(701,510)	(943,811)	(835,057)
Net loss per common share – Basic and diluted	(0.02)	(0.04)	(0.05)	(0.04)

A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2004 and 2005 were reduced as the average exchange rate fell from 1.44 in 2003 to 1.33 in 2004 and 1.22 in 2005. The exchange rate for the nine months of 2006 averaged 1.15.

Financial Position

Working capital deficiency at June 30, 2006 was $494,515, a decrease of $881,681 from September 30, 2005.

Operating activities used cash of $375,983 for the third quarter ($841,949 for the nine months) compared to contributing cash of $31,991 for the third quarter (using cash of $822,566 for the nine months) in 2005. The net loss of $491,642 in the third quarter ($841,949 for the nine months) accounted for the majority of the cash used in operating activities. Investments in new equipment and assets used cash of $41,947 ($134,447 for the nine months) compared to $35,108 ($206,254 for the nine months) in 2005. The Company repaid loans payable of $7,000 in the third quarter ($49,000 for the nine months). On Guard sold a subsidiary, Verquis, LLC, for net cash proceeds of $1,121,634 in December, 2004. The purchase included exclusive rights to certain patents for the United States and accordingly the proceeds were applied to the reduction in capitalized development costs with no gain from the transaction being recognized.

Looking forward

Entering the fourth quarter of fiscal 2006, Strategic and its wholly-owned subsidiaries On Guard Plus and Tactical Technologies continue to operate in the corrections and law-enforcement marketplace. Both of these markets have become very competitive and price sensitive over the past few years. Strategic made a decision sometime ago to market our equipment by partnering with major corporations in these fields. This allowed Strategic to focus on development, licensing and manufacturing of RFID equipment and software. In this regard Strategic has undertaken dramatic restructuring and cost reductions over the past year and has met the targets established for fiscal 2006. Keeping with our focus on core strengths, the Company should achieve positive results by its first quarter of fiscal 2007. These strategies should allow Strategic to increase revenues and become profitable over the next 6 to 12 months.

On Guard invested in technologies and has rights to a number of innovative products. Patents are issued and pending on hardware and software. Strategic has also applied for patents on a number of unique wireless applications incorporated into its products and we look forward to licensing these patents and technologies to other companies for additional revenue. These patents and new products bring further opportunities for our overall growth. Additional cash resources will still be required to ensure the Company will be successful in continuing to launch new products in the marketplace.

Continuation of operations is dependant upon the continued support of its creditors, the ability of the Company to secure adequate additional financing, and ultimately upon achieving future profitable operations. If the Company is unable to continue as a going concern, it is likely that the assets will be realized at amounts significantly lower than the carrying value and the Company may not be able to fully satisfy all its obligations to secured and unsecured creditors.





Doug H. Blakeway
President & CEO

Ian M. Brown
Vice President & CFO

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
STRATEGIC Technologies Inc.
Director, Chairman & Chief Executive Officer
TACTICAL Technologies Inc.
ON GUARD Plus Limited

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
STRATEGIC Technologies Inc.

Kenneth R. Tolmie*
Director, Audit Committee Chairman
STRATEGIC Technologies Inc.

Hugh Maxwell, CA
Non-executive Director
ON GUARD Plus Limited

Robert J. Thomas, Jr.*
Director
STRATEGIC Technologies Inc.

President
ON GUARD Plus Limited

Richard B. Snyder

President
TACTICAL Technologies Inc.

Steve L. Rosset
Vice President, Technical
STRATEGIC Technologies Inc.

Lynn J. Blakeway
Vice President
STRATEGIC Technologies Inc.

*Denotes member of Audit Committee

Corporate Information

STRATEGIC Technologies Inc. (Canada)
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: www.strategic-tech.com
eMail: exec@strategic-tech.com

Wholly-owned subsidiaries
TACTICAL Technologies Inc. (United States)
ON GUARD Plus Limited (United Kingdom)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Auditors: **Deloitte & Touche LLP**
Bankers: **Toronto Dominion Bank**

Stock Exchange Listing
TSX Venture Exchange Symbol – **STI**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Common Shares Authorized: Unlimited
Common Shares Issued: 18,812,213
(at August 23, 2006)

Strategic Monitoring Services, Inc. (inactive)
Capstone Technologies Inc. (inactive)
C-TRACK (UK) Limited (inactive)

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9